VANITY EVENTS HOLDING, INC.
43 West 33 rd Street, Suite 600
New York, NY 1001

VIA EDGAR

Division of Corporate Finance
Mail Stop 4361
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Michael F. Johnson

Re:	Map V Acquisition, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed July 18, 2008 File No. 000-52524

Dear Mr. Johnson:

Pursuant to the Staff letter, dated July 18, 2008, the Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy to the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

July 31, 2008	/s/ Steven Y. Moskowitz
Steven Y. Moskowitz
Chief Executive Officer, President, Director and Principal Accounting and Financial Officer